EXHIBIT 12(a)(9)
                                                           Exhibit (a)(9)



ND HOLDINGS ANNOUNCES SELF TENDER OFFER AT $1.25 PER SHARE

December 21, 2000. ND Holdings, Inc. today announced its intent to commence a self tender offer to purchase 750,000 outstanding shares of its common stock at a price of $1.25 per share, net in cash to the seller. There are currently 7,444,687 common shares outstanding.

The purpose of the tender offer is primarily to increase stockholder value by providing shareholders with an opportunity for cash liquidity at a premium above recent traded prices. The Company cited low prices, low trading volume and an inequitable spread between the bid and the ask price with respect to the market for its stock on the public market. With this tender offer announcement, a first step in what has recently been established as one of the Company's long term goals, that of seeking to increase stockholder value, is being taken. The stock buyback is being pursued by the Company because the Company's financial position coupled with market conditions makes this an attractive time to repurchase the shares said CEO Robert Walstad. The
750,000 shares represent approximately 10 per cent of the Company's currently outstanding shares.

Despite consistent gains in company growth and strong cash flow performance, the average NDHI stock bid price the first three quarters of the year 2000 was approximately $.69 per share. The $1.25 per share tender will offer a premium of 81 per cent above that average bid price. The Company has been advised that none of its directors or executive officers intend to tender any shares pursuant to the tender offer.

The board of directors has approved this tender offer. However, neither the board of Directors of the Company, the Dealer Manager or the information agent is making any recommendation to shareholders as to whether they should tender any shares pursuant to the offer.

ND Resources, Inc., the Company's Transfer Agent will act as the Depositary, and Morrow & Co., Inc. will be the independent information agent for the tender offer.

Each Shareholder must make his or her own decision whether to tender shares and, if so, how many shares. Shareholders should read carefully the offer to purchase and related materials that the Company's information agent will be sending out shortly because they contain important information, including various terms and conditions of the offer. Shareholders can obtain the offer to purchase and related materials free at the SEC's website at www.sec.gov or from Morrow & Co., Inc. 445 Park Avenue, 5th Floor, New York, New York 10022-2606, the Company's information agent. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

The offer will expire at 5:00 p.m., Central Standard Time, on Monday, January 22, 2001, unless extended by the Company.

This press release is for informational purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities is made only pursuant to the Offer to Purchase and the Letter of Transmittal, as amended from time to time.

ND Holdings, Inc. has assets under management of $315 million and is publicly traded over the OTC Bulletin Board under the symbol NDHI. With its subsidiaries, ND Capital, ND Management, ND Resources, and Ranson Capital Corporation, the firm sponsors, manages, and advises nine mutual funds. These include state-specific tax-exempt municipal bond funds in Montana, North Dakota, South Dakota, Nebraska, Kansas, and Oklahoma. The firm also sponsors two equity funds of funds that invest in stock mutual funds managed by other firms. NDHI also owns ARM Securities Corporation, a broker-dealer with mutual fund and annuity distribution in several Midwest states and California.

This press release contains "forward looking statements" which are identified by words such as "expects", " intends", and variations of such words and expressions. Because forward-looking statements are based on a number of beliefs, estimates, and assumptions by management that could ultimately prove inaccurate, there is no assurance that forward looking statements will prove to be accurate. Many factors could cause ND Holdings to delay or modify its self tender offer, including the following: changes in stock price, changes in operating results, the continued availability and terms of financing, alternate investment or acquisition opportunities, inflation, interest rates and other general economic conditions that effect the Company's operations and cash flows. ND Holdings undertakes no obligation to update publicly any forward looking statements, whether as a result of new information, future events, or otherwise.

Source:  ND Holdings, Inc.

CONTACT INFORMATION: Robert Walstad of ND Holdings, Inc., 701-852-5292; or Erick Kanter, 703-534-2150, Kanter & Associates

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